MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
February 26, 2010
Via EDGAR and Overnight Delivery
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Medicis Pharmaceutical Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No.: 001-14471
Dear Mr. Riedler:
     On December 18, 2009 we responded to the Staff’s comment letter dated December 4, 2009 regarding the review of the above-referenced filing of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). In our letter, in response to comment 3, we stated that the Company would file as exhibits to its upcoming Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Annual Report”) its manufacturing and supply agreements with Contract Pharmaceuticals Limited, Wellspring Pharmaceuticals and AAIPharma. In connection with the preparation of the 2009 Annual Report, we have determined that one of those agreements, the Company’s manufacturing agreement with Contract Pharmaceuticals Limited, is not a material contract required to be filed under Item 601(b)(10) of Regulation S-K. Upon further review, we have determined that, for the reasons set forth below, the agreement with Contract Pharmaceuticals Limited represents a contract made in the ordinary course of business that is not required to be filed as an exhibit to the Company’s periodic reports because the Company’s business is not substantially dependent on this contract.
•	The manufacturing agreement between the Company and Contract Pharmaceuticals Limited was made in the ordinary course of business and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., commercializing products for the treatment of dermatological and aesthetic conditions).

•	The Company’s business is not substantially dependent upon its contract with Contract Pharmaceuticals Limited because if Contract Pharmaceuticals Limited was ever unable to fulfill its requirements under this contract, or if this contract was

Securities and Exchange Commission
February 26, 2010

terminated, the Company believes it could locate an alternative manufacturer on commercially reasonable terms without a material impact on the Company.
     The Company is filing its agreements with Wellspring Pharmaceuticals and AAIPharma as exhibits to the 2009 Annual Report.
* * * *
     The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer